UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 21, 2013

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release **ANGLOGOLD ASHANTI ANNOUNCES BOARD APPOINTMENT**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

21 February 2012

ANGLOGOLD ASHANTI ANNOUNCES BOARD APPOINTMENT

AngloGold Ashanti is pleased to announce the appointment of Mr Anthony Martin O'Neill (Tony) as an executive director to its Board of Directors with effect from 20 February 2013.

Mr O'Neill was appointed Acting Joint Chief Executive Officer (CEO) of AngloGold Ashanti with Mr Srinivasan Venkatakrishnan with effect from 1 April 2013 following the resignation of Mr Mark Cutifani. As Acting Joint CEO, Mr O'Neill will be responsible for all operations, projects (including ERP and procurement) and technical functions.

Mr O'Neill, a mining engineer with an MBA from the University of Melbourne, joined AngloGold Ashanti in July 2008 as Executive Vice President: Business and Technical Development and previously consulted to the company on its asset portfolio strategy.

He has extensive experience in effecting major operational turnarounds and business restructuring in a career that has spanned almost 35 years, mostly in the gold sector. He has worked on four continents and has experience across different mining methods and commodities. Before working with AngloGold Ashanti, he was the executive in charge of operations at Newcrest Mining and before that he was the executive in charge of Western Mining Corporation's gold business.

Since 2008, Tony has had full accountability for the areas of AngloGold Ashanti's global portfolio ranging from Exploration, Innovation & Improvement, Strategy, Mergers & Acquisitions, Asset Management, Business Knowledge & Information Technology, Supply Chain and Safety & Environment.

Mr Tito Mboweni, Chairman of the Board of Directors, said: "I am delighted to welcome Mr O'Neill to the Board of Directors of AngloGold Ashanti Limited. His vast experience in the mining industry and his extensive and detailed knowledge of our business will contribute to maintaining the stability and momentum of the company whilst the board searches for a new CEO."

SPONSOR: UBS South Africa (Pty) Limited

ENDS

Contacts

Media	Tel:	E-mail:
Alan Fine	+27-11 637- 6383 / +27 (0) 83 250 0757	afine@anglogoldashanti.com
Chris Nthite	+27 (0) 11 637 6388/+27 (0) 83 301 2481	cnthite@anglogoldashanti.com
Stewart Bailey	+1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021	sbailey@anglogoldashanti.com
General inquiries	+27 11 637 6031	media@anglogoldashanti.com

Investors		
Stewart Bailey	+1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021	sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)	+1 (212) 858 7702 / +1 646 379 2555	sbrockman@anglogoldashanti.com
Mike Bedford (UK & Europe)	+44 779 497 7881 / +44 1225 93 8483	mbedford@anglogoldashanti.com
General inquiries	+27 11 637 6059	investors@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: February 21, 2013

By: /s/ M E SANZ PEREZ_____
Name: M E Sanz Perez
Title: Group General Counsel and Company Secretary